Exhibit 99.1

Kaspi.kz 1Q 2025 Financial Results

Almaty, Kazakhstan, 12 May 2025 – Joint Stock Company Kaspi.kz (“Kaspi.kz”, “we”) (Nasdaq:KSPI) which operates the Kaspi.kz and Kaspi Pay Super Apps in Kazakhstan and owns 65.41% of Hepsiburada in Türkiye, today published its unaudited consolidated IFRS financial results for the quarter ended 31 March 2025 (“1Q 2025”).

1Q 2025 Highlights

•
Our results for the first quarter of the year were broadly as we expected them to be.
•
1Q 2025 Revenue up 21% year-over-year (“YoY”), net income up 16% YoY. This and all references below exclude Türkiye unless otherwise stated.
•
Customer engagement strong with Monthly Transactions per Active Consumer reaching 75.
•
In Payments, operational gearing once again resulted in profit growth ahead of revenue growth.
o
Payments TPV and transactions up 23% and 17% YoY, respectively.
o
Payments revenue and net income up 16% and 21% YoY, respectively.
•
Marketplace Platform revenue growth continued to significantly outpace GMV growth.
o
Purchases up 36% YoY.
o
Revenue up 33% YoY versus 20% GMV growth, with revenue boosted by the growth of Kaspi Delivery, Kaspi Advertising and Classifieds.
o
Within Marketplace, e-Grocery delivered the standout performance, with GMV up 64% YoY.
o
Marketplace net income up 19% YoY.
•
Fintech Platform TFV growth up 17% YoY, with robust origination trends during the first quarter.
o
Fintech revenue growth up 18% YoY on the back of healthy origination levels in 2H 2024.
o
Higher than expected interest rates required us to increase macro-provisioning, resulting in 0.6% of Cost of Risk in 1Q 2025 versus 0.5% in the same period in 2024. Underlying customer credit quality trends remain healthy and unchanged.
o
Net income growth up 8% YoY, reflecting the impact of additional macro-provisioning during the quarter.
o
Higher than expected interest rates are now expected to lead to higher deposit costs for the remainder of this year.
•
Transaction to acquire 65.41% of Hepsiburada closed in January 2025. Initial $600 million cash payment made with a further $526.9 million due no later than 6 months post-closing.
o
Top-line trends at Hepsiburada were impacted by politically driven consumption boycotts. Profitability was also impacted by investment in early stage lending products. Overall consolidated net loss of KZT6 billion is minor in the context of Kaspi.kz’s bottom-line.
•
$650 million 6.250% Five-Year Eurobond successfully placed.

o
Funds raised are expected to enable us to support our expansion plans in Türkiye.
o
With a highly cash generative business in Kazakhstan and investment grade credit ratings from both Fitch and Moody’s, we now have greater financial resources and flexibility as we seek to grow our business and enhance shareholder value over the medium-term.
•
Fast initial execution in Türkiye with agreement to acquire Rabobank A.Ş.
o
With a banking license we would be able to launch deposit products and fund other financial services.
o
Transaction subject to regulatory approval. Expected to close in 2H 2025.
•
In March new requirements to register imported smartphones were introduced in Kazakhstan. This temporarily reduced demand on our Marketplace and resulted in around 7% lower e-Commerce GMV growth during the first quarter. Weaker demand for smartphones is likely to remain a near-term theme, while increased macro-economic uncertainty in recent weeks gives us slightly less visibility around demand for some large ticket, discretionary Marketplace categories including cars and consumer electronics.
•
Interest rate hikes are expected to make deposit costs higher and we believe a new 10% tax on revenue coming from investments in government securities is likely to be introduced this year.
•
Taking the above into account, we expect Kaspi.kz excluding Türkiye to deliver around 15% consolidated net income growth YoY in 2025. This is a more conservative outlook than our previous guidance of around 20%, but still points to another year of decent bottom-line growth. If elevated deposit rates eventually moderate, this would be an important tailwind to our earnings growth, and we believe Hepsiburada and Türkiye is a significant medium-term opportunity for us.

Update on product & strategic initiatives

In Kazakhstan the growth profile of our product portfolio is well balanced between initiatives that have achieved significant scale such as Kaspi Pay, established but still fast-growing services like e-Commerce and earlier-stage, high growth initiatives such as e-Grocery, Kaspi Advertising and B2B Payments. Kaspi e-Grocery’s continued success is a good illustration of our ability to innovate with high quality, highly relevant products and rapidly scale them across our Super App user base.

During 1Q 2025, e-Grocery GMV increased 64% year-over-year and active consumers reached around 969 thousand, up from 566 thousand in the same period in 2024. We are currently present in the three largest cities (Almaty, Astana and Shymkent) and in 2025 we plan to enter 2 new cities. We believe e-Grocery is well positioned to keep growing fast.

e-Grocery GMV +64% YoY from ~ 1 million consumers

We expect e-Grocery to keep scaling fast in 2025

	1Q'24	1Q'25
Active Consumers	566K	969K
Average Ticket size KZT	14K	14K

e-Grocery GMV KZT

+64%
27.8B
45.6B
1Q'24
1Q'25

e-Grocery # of purchases

+66%
2.0M
3.3M
1Q'24
1Q'25

9:41
Search in Magnum
magnum
Prices lower!
499 ₸
559 ₸
23 November - 30 November
You previously ordered
Goods with discount
Healthy food
Dairy products and eggs
Vegetables and fruits
Deli
Meat and poultry
Fish and seafood
Bakery products
Pasta
Juice, water and drinks
Sweets and baking

Source Company data

Notes Data excluding Türkiye results

Kaspi.kz

Given the higher interest rate environment, we have made the decision to once again prioritise growing our deposit base. Although an enlarged deposit base will mute Fintech earnings growth in 2025, it should help us capture and fund more transactions in the future.

In 1Q 2025, we broadened the range of consumer term deposits we offer with a 6-month term deposit. Consumers receive a high interest rate, can make top-ups at any time and withdrawals without a notice period. Initial take-up has been encouraging and in April we launched a higher rate but fixed 3-month term product.

New Term Deposits for consumers launched

Near-term earnings pressure but more deposits will lead to faster future transactions growth

Number of consumers with new deposit

+958%
8K
84K
2M'25
4M'25

Term deposits
KZT

+774%
43B
379B
2M'25
4M'25

Term deposit

Term	Term
6 months	**3 months**
Annual effective rate **17%**	Annual effective rate **18%**

9:41
Term Deposit 18%
Advantages
High annual effective rate up to 18% in tenge
Top-up any amount at any time
Terms
Annual effective rate
18%
Minimum opening amount
100,000 ₸
Interest payment
Every month to the deposit
Open a Term Deposit
By clicking the button, I agree to the processing of personal data.

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

Acquisition of controlling interest in Hepsiburada

On 29 January 2025 Kaspi.kz became the controlling shareholder of D-Market Electronic Services & Trading (“Hepsiburada”) (NASDAQ: HEPS) with a 65.41% interest.

The total purchase price of approximately $1,127 million, comprises $600 million paid in cash at closing. A deferred cash consideration of $526.9 million is due no later than six months after the closing date.

In 2025 Hepsiburada’s team is focussing on the quality of their core e-Commerce services, including improvements to the mobile app experience, amongst other innovations and priorities.

Issuance of $650 million Eurobond

On 26 March 2025 Kaspi.kz settled the issuance of a $650 million five-year Eurobond. Interest on the Notes will be paid in cash semi-annually in arrears at a rate of 6.250% per annum from and including September 26, 2025.

We intend to use the net proceeds from the Notes for general corporate purposes, as we seek to develop innovative digital products in Türkiye. We believe investing in Türkiye is the best thing we can do today to ensure Kaspi.kz delivers sustainable long-term growth.

The Eurobond issuance follows the award of Kaspi.kz’s second investment grade credit rating. In March 2025 Moody’s rated Kaspi.kz Baa3 with a stable outlook. Moody’s rating follows Fitch’s investment BBB- credit rating and stable outlook, received in the second half of 2024. These ratings are separate from Kaspi Bank, a component of Kaspi.kz’s Fintech Platform, which has been tracked by international rating agencies for many years.

$650 million Eurobond successfully issued

Investment grade credit rating gives us greater financial flexibility to accelerate our growth

Transaction summary

- On 26 March 2025 we successfully concluded the placement of $650 million senior unsecured Eurobonds at 6.250% due 2030
- Interest to be paid semi-annually from September 26, 2025

Transaction rationale

- Proceeds will be used to fund our growth strategy in Türkiye
- As we embark on international expansion we do so from a position of increased financial strength
- More diverse capital structure and track record with DCM investors important for Kaspi.kz's evolution over the long-term

Assigned credit ratings

- Fitch: investment grade BBB-
- Moody's: investment grade Baa3
- Moody's and Fitch have recognised our diverse business model, leading market position, financial results track record and low leverage

Source Company data

Kaspi.kz

Acquisition of Rabobank A.Ş (Türkiye)

On 27 March 2025 Kaspi.kz entered into a purchase agreement with Rabobank Group, relating to the acquisition of Rabobank’s Turkish subsidiary Rabobank A.Ş.

Rabobank A.Ş. is a fully licensed bank in Türkiye which has neither borrowing or depositing clients nor a branch network. With a banking license, Kaspi.kz will be able to launch deposit products and other financial services.

We expect to invest around $300 million to develop fintech products in Turkiye in 2025.

The closing of the transaction is pending the receipt of required regulatory approvals and satisfaction of all customary closing conditions.

Agreement to acquire Rabobank A.Ş

We're executing fast on key strategic priorities in Türkiye

Transaction summary

- On 27 March 2025 agreement signed to acquire Rabobank's Turkish subsidiary Rabobank A.Ş
- Rabobank A.Ş. is a fully licensed bank in Türkiye which has neither borrowing or deposit clients nor a branch network
- Fast execution from Kaspi.kz with agreement reached just 2 months post closing Hepsiburada

Financing

- To be funded from Eurobond proceeds

Closing conditions

- Pending the receipt of required regulatory approvals & customary closing conditions
- Expected in the second half of 2025
- We expect to invest ~$300 million in 2025 to fund our fintech strategy in Türkiye
- Investment to be funded from Eurobond proceeds

Source Company data

Kaspi.kz

Kaspi.kz 1Q 2025 Financial Highlights

During 1Q 2025, total revenue excluding Türkiye increased 21% year-over-year to KZT685 billion. Including Türkiye revenue reached KZT834 billion ($1.7 billion).

Our Payments Platform delivered healthy top-line growth, due to the ongoing popularity of Kaspi Pay and B2B Payments. In Marketplace, fast growth from Kaspi Advertising, Kaspi Delivery and Classifieds resulted in revenue growth significantly outpacing GMV growth. e-Grocery keeps growing quickly as we expand into new cities. Healthy TFV origination in 2H 2024 translated into strong Fintech revenue growth in 1Q 2025, with yield trends stable year-over year.

During 1Q 2025, our consolidated net income excluding Türkiye increased 16% year-over-year to KZT260 billion. Including Türkiye net income reached KZT254 billion ($0.5 billion).

Our Payments Platform continued to deliver strong bottom-line growth and high profitability. Marketplace delivered solid profit growth, albeit at a lower rate than revenue growth due to growth from lower margin 1P e-Grocery and e-Cars. In Fintech, Cost of Risk increased year-over-year due to additional macro provisioning resulting from higher interest rates. Higher deposit costs are expected to mute Fintech’s earnings growth from the second quarter of 2025.

We had a solid start to 2025

With 75 Monthly Transactions per Consumer engagement is strong

Payments	Marketplace	Fintech	Consolidated
+23% YoY TPV	**+20% YoY** GMV	**+17% YoY** TFV	**75** Monthly Transactions per Active Consumer
+16% YoY Revenue	**+33% YoY** Revenue	**+18% YoY** Revenue	**+21% YoY** Revenue
+21% YoY Net Income	**+19% YoY** Net Income	**+8% YoY** Net Income	**+16% YoY** Net Income

Source Company data

Notes Data excluding Türkiye results

Kaspi.kz

Payments Platform

Revenue and net income up 16% and 21% YoY in 1Q 25

Strong top-line & faster bottom-line growth

During 1Q 2025, TPV increased 23% year-over-year to KZT9.7 trillion. TPV growth above transactions growth reflects higher average ticket size year-over-year. Kaspi Pay QR and B2B Payments accounted for 69% and 6% of 1Q 2025 TPV respectively. We expect B2B Payments to continue growing faster than Payments TPV in 2025.

During 1Q 2025, transaction volumes increased 17% year-over-year. Volume growth reflects the ongoing popularity of Kaspi Pay, Household Bill Payments and fast adoption of B2B Payments.

TPV transactions +17% and TPV +23% YoY in 1Q’25

Strong transactions growth reflects ongoing popularity of Kaspi Pay, Bill Payments & P2P

Take Rate
1.19%
1.13%
TPV
# of transactions
+17%
1.3B
1.5B
1Q’24
1Q’25
TPV
KZT
+23%
7.9T
9.7T
1Q’24
1Q’25

TPV breakdown
Household Bill Payments
B2B Payments
P2P Payments
18%
6%
7%
1Q’25
69%
Kaspi QR & Card Transactions

Source Company data

Notes Data excluding Türkiye results

Kaspi.kz

Payments take rate during 1Q 2025 was 1.13%, compared with 1.19% in 1Q 2024. Consistent with previous periods, take rate decline year-over-year reflects faster growth from lower take rate Kaspi Pay QR and B2B payments.

Payments Platform revenue increased 16% year-over-year to reach KZT147 billion during 1Q 2025. Growth in interest revenue on current account balances was below transaction revenue growth.

Payments Platform net income increased 21% year-over-year to KZT98 billion, during 1Q 2025. High Payments Platform profitability continues to reflect tight cost control and operational gearing.

Payments revenue +16% & net income +21% YoY

Tight cost control & operating gearing means strong top-line leads to faster bottom-line growth

Revenue
KZT
+16%
127B
147B
1Q'24
1Q'25

Net Income
KZT
+21%
81B
98B
1Q'24
1Q'25

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

In 2025, we continue to expect Payments Platform TPV to increase around 15-20% year-over-year. We expect Payments take rate to continue moderating gradually, while interest revenue on current account balances will likely grow at a slower rate than transaction revenue.

Marketplace Platform

Revenue and net income up 33% and 19% YoY in 1Q 25

Revenue growth > GMV growth due to fast growth from advertising, delivery & classifieds

During 1Q 2025, Marketplace purchases increased 36% year-over-year. All Marketplace services contributed to grow, led by e-Commerce including e-Grocery.

In 1Q 2025, Marketplace GMV increased 20% year-over-year to reach KZT1.5 trillion.

Valued-added services revenue including Kaspi Delivery, Advertising and Classifieds contributed to a Marketplace take rate of 10.3% in 1Q 2025 up from 9.5% in 1Q 2024.

Marketplace GMV +20% YoY in 1Q'25 & take rate all time high 10.3%

Advertising, Delivery & Classifieds are boosting take rate

Take Rate [1]	9.5%	10.3%

GMV
KZT

+20%
1.2T
1.5T
1Q'24
1Q'25

Marketplace
# of purchases

+36%
48.4M
66.1M
1Q'24
1Q'25

Marketplace GMV breakdown

Kaspi Travel
m-Commerce
8%
46%
1Q'25
46%
e-Commerce

Source Company data

Notes 1. Take rate is calculated based on GMV 3P only
Data excluding Türkiye results

Kaspi.kz

In 1Q 2025, e-Commerce demand was strong with purchases up 97% year-over-year. e-Commerce GMV increased 23% year-over-year to KZT694 billion. In March new requirements to register imported smartphones were introduced in Kazakhstan. This increased prices and temporarily reduced demand for smartphones on our Marketplace, resulting in around 7% lower e-Commerce GMV growth during the first quarter.

e-Grocery GMV accounted for 6% of e-Commerce GMV in 1Q 2025. e-Cars, accounted for 27% of e-Commerce GMV over the same period, while the remaining 67% of e-Commerce GMV is attributable to general goods.

e-Commerce’s take rate increased 140 bps year-over -year to 12.5% in 1Q 2025.

e-Commerce GMV +23% YoY in 1Q'25 & all time high 12.5% take-rate

GMV growth impacted by lower smartphone sales following regulatory changes

Take Rate [2]	11.1%	12.5%

e-Commerce
GMV
KZT
+23%
563B
694B
1Q'24
1Q'25

e-Commerce
# of purchases(1)
+97%
17.5M
34.6M
1Q'24
1Q'25

e-Commerce GMV breakdown
e-Grocery
e-Cars(3)
6%
27%
67%
1Q'25
General Goods

Source Company data

Notes 1. Number of orders
2. Take rate is calculated based on GMV 3P only
3. e-cars consists of Cars GMV 1P (KZT 9 bn) and GMV 3P related to Cars and auto parts (KZT 177 bn) for 1Q'25
Data excluding Türkiye results

Kaspi.kz

During 1Q 2025 m-Commerce GMV growth increased 17% year-over-year to KZT679 billion. m-Commerce’s take rate increased by 20 bps year-over-year to 9.1% during 1Q 2025. m-Commerce purchases increased 2% year-over-year as more consumers and merchants migrate to e-Commerce.

Kaspi Travel’s GMV increased 22% year-over-year to KZT118 billion during 1Q 2025. Kaspi Travel’s take rate increased by 80 bps year-over-year to 5.3%, due to growth in Kaspi Tours. Tours accounted for 11% of Travel’s GMV in 1Q 2025 and should help Travel’s GMV growth remain strong in 2025.

With Marketplace take rate up year-over-year, 1Q 2025 Marketplace revenue grew faster than Marketplace GMV growth and was up 33% year-over-year to KZT201 billion.

During 1Q 2025, Marketplace net income reached KZT85 billion, representing a 19% increase year-over-year. Net income growth below revenue growth reflects the ongoing impact of growth from lower margin 1P e-Grocery and e-Cars.

Marketplace Platform revenue +33% & net income +19% YoY

VAS result in Marketplace revenue growth > GMV

Revenue
KZT
+33%
150B
201B
1Q'24
1Q'25

Net Income
KZT
+19%
71B
85B
1Q'24
1Q'25

Source Company data

Notes Data excluding Türkiye results. Hepsiburada results are fully included in our Marketplace segment in Financial Statements, but here Marketplace segment presented without Hepsi. Revenue and Net Income in Türkiye in 1Q'25 were KZT 149 bn and negative KZT 6 bn.

Kaspi.kz

In 2025, we currently expect Marketplace GMV to increase between 15-20% year-over-year, compared with our previous 25-30% guidance. Our more conservative outlook for the remainder of the year assumes ongoing weaker demand for smartphones, while increased macro-economic uncertainty in recent weeks gives us slightly less visibility around demand for some large ticket, discretionary Marketplace categories including cars and consumer electronics. In the case of cars specifically, lower demand disproportionately reduces GMV growth but has a lesser impact on revenue and net income. We expect Marketplace revenue will continue to be boosted by the growth of Kaspi Delivery and Kaspi Advertising.

Fintech Platform

Revenue up 18% YoY & net income up 8% FY 2024

TFV up 17% but net income growth impacted by macro provisioning

During 1Q 2025, TFV increased 17% year-over-year, to reach KZT2.6 trillion.

Lower risk, small ticket Buy-Now-Pay-Later (BNPL) loans accounted for 42% of TFV in 1Q 2025, making them our most important Fintech Platform product. Merchant and Micro Business Finance is our fastest growing lending product in terms of share of TPV, accounting for 18% of TFV during 1Q 2025. For the remainder of the year, we expect merchant related TFV to continue growing at a faster rate than the consumer related lending products.

TFV +17% YoY in 1Q'25

Financing for merchants & micro businesses is our fastest growing Fintech product

+17%
2.3T
2.6T
TFV
KZT
1Q'24
1Q'25

TFV breakdown
Merchant & Micro Business Finance
Car Finance
18%
4%
1Q'25
42%
36%
General purpose
Buy Now Pay Later

Source Company data

Notes Data excluding Türkiye results

Kaspi.kz

Our average net loan portfolio increased by 34% year-over-year, to KZT5.9 trillion in 1Q 2025. Over the same period, average savings increased by 20% year-over-year to KZT6.3 trillion. Our loan to deposit ratio increased to 97% in 1Q 2025 up from 86% in the first quarter of 2024. Having just launched a range of consumer term deposits, we will once again prioritise growing our deposit base.

During 1Q 2025, our cost of risk was 0.6% up from 0.5% in the same period in 2024. Although underlying credit trends remain strong and consistent with previous years, higher interest rates necessitated additional macro provisioning. For 2025 we expect cost of risk to be stable year-over-year.

Our NPL ratio of 5.6% was slightly higher than 5.4% at the end of 2024, reflecting normal first quarter seasonality.

Fintech revenue increased by 18% year-over-year to reach KZT343 billion during 1Q 2025. Fintech revenue growth is benefitting from healthy levels of origination in 2H 2024 and stable yield trends year-over-year.

In 1Q 2025, Fintech’s net income increased by 8% year-over-year to KZT76 billion, with growth impacted by additional macro provisioning.

Fintech Platform revenue +18% & net income +8% YoY

Fintech profitability impacted by macro provisioning due to higher interest rates

Revenue
KZT

+18%
291B
343B
1Q'24
1Q'25

Net Income
KZT

+8%
71B
76B
1Q'24
1Q'25

Source Company data
Notes Data excluding Türkiye results

Kaspi.kz

For 2025 we now expect around 15% Fintech TFV growth year-over-year, which is at the lower end of our previous 15-20% guidance. Lower Fintech TFV growth is related to lower Marketplace GMV growth.

We increased our main deposit rate in April 2025 and have launched two new higher rate term deposits. With the cost of funding now likely to remain higher for longer we expect Fintech’s bottom-line growth to continue to lag its top-line growth, with stable year-over-year provisioning a partial offset.

Hepsiburada

Hepsidburada’s 1Q 2025 financial results release can be accessed at: investor.hepsiburada.com

Hepsiburada revenue -8% & net income -97% YoY

Higher provisioning is normal when testing early-stage lending products

Revenue
TRY

-8%
16B
14B
1Q'24
1Q'25

EBITDA[1]
TRY

-73%
400M
109M
1Q'24
1Q'25

Net Income
TRY

-97%
Loan Provision expenses
-41M
-140M
-181M
-148M
-207M
-355M
1Q'24
1Q'25

Source Hepsiburada 1Q'25 Earnings Release

Notes 1. EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization plusmonetary gains/losses

Kaspi.kz

Updated Full Year 2025 Guidance

Increased macro-economic uncertainty in recent weeks gives us slightly less visibility around demand for some large ticket, discretionary Marketplace categories including cars and consumer electronics. In the case of cars specifically, lower demand disproportionately reduces GMV growth but has a lesser impact on net income. Lower smartphone sales are expected to remain a theme in the second quarter.

Interest rates in Kazakhstan increased sharply and we believe they will stay elevated for the remainder of this year. For us, this means higher deposit funding costs than we expected just a couple of months ago.

Our revised Kaspi.kz net income guidance includes our estimates for a new 10% tax on revenue coming from investments in government securities, as well as the impact on profitability from higher central bank reserve requirements. Though not confirmed, we believe it is likely both measures will be introduced later this year.

All combined, we now expect Kaspi.kz excluding Türkiye to deliver around 15% consolidated net income growth year-over-year. This is more conservative than our previous guidance of around 20% but still points to another year of decent bottom-line growth. If elevated deposit rates eventually moderate, this would be an important tailwind to our earnings growth, and we believe Hepsiburada and Türkiye is a significant medium-term growth opportunity for us.

For 2025 we are providing Kaspi.kz consolidated guidance excluding results from our business in Türkiye.

FY 2025 guidance[(1)]:

	1Q 2025 (excluding Türkiye)	2025 Guidance (excluding Türkiye) ORIGINAL	2025 Guidance (excluding Türkiye) UPDATED	Comments
GMV	**+20%**	**25% - 30%** YoY Growth	**15% - 20%** YoY Growth	• New rules for imported smartphones = higher prices & temporarily lower demand • Increased macro uncertainty could impact high ticket verticals
TPV	**+23%**	**15% - 20%** YoY Growth	**15% - 20%** YoY Growth	• Outlook unchanged
TFV	**+17%**	**15% - 20%** YoY Growth	**Around 15%**	• Lower GMV growth = lower TFV growth
Net Income	**+16%**	**Around 20%** YoY Growth	**Around 15%**	• Higher interest rates = higher deposit costs • New 10% tax on revenue from govt securities • Higher NBK reserve requirements

Source Company data

Notes 1. Please see "Disclaimer–Cautionary Note Regarding Forward-Looking Statements."

Kaspi.kz

1Q 2025 Financial Results Conference Call

Monday, 12th May 2025 at 8.00am EST (1pm GMT, 5.00pm Astana time).

To pre-register for this call, please go to the following link:

https://www.netroadshow.com/events/login?show=b4b62bc7&confId=81151

You will receive access details via email.

Kaspi.kz consolidated financial statements

Consolidated Income Statement (unaudited)

	1Q 2024, KZT MM	1Q 2025, KZT MM	1Q 2025, USD MM
Revenue	**552,814**	**821,851**	**1,629**
growth, %	-	***49%***	-
Net Fee Revenue	275,152	353,741	701
Interest Revenue	240,301	327,964	650
Retail Revenue	35,570	134,343	266
Other gains (losses)	1,791	5,803	12
Costs and operating expenses	**(283,717)**	**(514,399)**	**(1,020)**
growth, %	-	***81%***	-
% of revenue	***51.3%***	***62.6%***	-
Interest Expenses	(145,499)	(183,067)	(363)
Transaction Expenses	(6,331)	(7,786)	(16)
Cost of Goods Sold and Services	(63,078)	(200,977)	(398)
Technology & product development	(26,430)	(42,897)	(85)
Sales and marketing	(9,934)	(22,228)	(44)
General and administrative expenses	(7,392)	(16,953)	(34)
Provision expense	(25,053)	(40,491)	(80)
Net income before tax	**269,097**	**307,452**	**609**
growth, %	-	***14%***	-
margin, %	***48.7%***	***37.4%***	-
Income tax	(45,657)	(53,403)	(105)
Net income	**223,440**	**254,049**	**504**
growth, %	-	***14%***	-
margin, %	***40.4%***	***30.9%***	-

Source Company data

Kaspi.kz

Consolidated Balance Sheet (unaudited)

	31-Dec-2024, KZT MM	31-Mar-2025, KZT MM	31-Mar-2025, USD MM
Cash and cash equivalents	619,470	686,622	1,361
Mandatory cash balances with NBK	57,307	53,475	106
Due from banks	37,908	36,862	73
Investment securities and derivatives	1,506,831	1,242,806	2,464
Loans to customers	5,746,600	6,056,135	12,006
Property, equipment and intangible assets	269,289	359,914	713
Goodwill	17,438	566,455	1,123
Inventory	16,164	110,752	220
Other assets	106,094	181,718	360
Total assets	**8,377,101**	**9,294,739**	**18,426**
Due to banks	24,474	208,791	414
Customer accounts	6,561,950	6,203,639	12,298
Debt securities issued	51,050	340,475	675
Subordinated debt	62,416	60,692	120
Trade liabilities	22,454	284,591	564
Other liabilities	81,896	412,894	819
Total liabilities	**6,804,240**	**7,511,082**	**14,890**
Issued capital	130,144	130,144	258
Treasury shares	(151,521)	(148,092)	(294)
Additional paid-in-capital	506	506	1
Revaluation (deficit)/ reserve of financial assets	41,026	(20,986)	(41)
Share-Based Compensation reserve	31,774	14,654	29
Retained earnings	1,465,295	1,733,203	3,436
Total equity attributable to Shareholders of the Company	1,517,224	1,709,429	3,389
Non-controlling interests	55,637	74,228	147
Total equity	**1,572,861**	**1,783,657**	**3,536**
Total liabilities and equity	**8,377,101**	**9,294,739**	**18,426**

Source Company data

Kaspi.kz

Segment Revenue & Net Income (unaudited)

KZT mm	1Q'24	1Q'25
Results of Operations—Segments:		
Payment revenue	126,597	147,471
Marketplace revenue	150,450	349,345
Fintech revenue	290,601	342,811
Payment net income	81,008	98,139
Marketplace net income	71,342	79,442
Fintech net income	71,090	76,468

Source Company data

Notes Hepsiburada is fully included in Marketplace Segment

Kaspi.kz

Geographic Segment Revenue & Net Income (unaudited)

KZT mm	1Q'24	1Q'25
Segments Revenue:	**565,782**	**834,071**
Kazakhstan and Other	565,782	685,486
Türkiye	-	148,585
Net Income:	**223,440**	**254,049**
Kazakhstan and Other	223,440	259,510
Türkiye	-	(5,461)

Source Company data

Kaspi.kz

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact between themselves.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

In January 2025, Kaspi.kz acquired a 65.41% stake in Hepsiburada, one of the leading e-commerce companies in Türkiye.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

Kaspi.kz has been listed on Nasdaq since January 2024.

Use of Key Financial & Operating Metrics

Certain parts of this press release contain our key financial and operating metrics, which we do not consider to be non-IFRS financial measures. We use these metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key operating metrics may be calculated in a manner different than similar key financial and operating metrics used by other companies. For definitions of our key financial and operating metrics please refer to “Other Key Financial and Operating Metrics” section of our latest 20-F.

Exchange Rate Calculations

The Kazakhstani tenge (KZT) to US dollar ($) exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation is KZT504.44 per $1 as of 31 March 2025.

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability in certain of our operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments and realize the benefits of such transactions; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; risks related to Kazakhstan and the other countries in which we operate, including with regard to the evolving nature of the applicable legislative and regulatory framework and that of other jurisdictions in which we operate; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; the significant influence of our existing shareholders and ability of ADS holders to influence corporate matters; differences between the rights of our shareholders, governed by Kazakhstan law and our charter, from the typical rights of shareholders under U.S. state laws; our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; lack of protections for ADS holders compared to those afforded to shareholders of companies that are not “foreign private issuers;” the fact that the price of our ADSs might fluctuate significantly and that any future sales or ADSs or common shares may negatively impact the stock price; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 10, 2025 and our other SEC filings we make from time to time.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275